EXHIBIT 21.1
LIST OF SUBSDIARIES
DSW Inc.

		State of	Parent
Ref. No.	Name	Incorporation	Co. No.

1.	DSW Inc.[1]	Ohio	N/A
2.	DSW Shoe Warehouse, Inc.	Missouri	1.
3.	Brand Card Services LLC	Ohio	1.
4.	Brand Technology Services LLC	Ohio	1.
5.	eTailDirect LLC	Delaware	2.
6.	Mint Studio LLC	Ohio	1.

[1]
Formally known as Shonac Corporation. Following the completion of its initial public offering on July 5, 2005, DSW Inc. is a controlled subsidiary of Retail Ventures, Inc. As of January 30, 2010, Retail Ventures, Inc. owns approximately 62.4% of DSW’s outstanding common shares and approximately 93.0% of the combined voting power of such shares.